United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-         .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) Nº. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

AORDINARY BOARD OF DIRECTORS MEETING

On July 26th, 2017, at 9:30 am, met at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, the effective members, Messrs. Gueitiro Matsuo Genso — Presidente, Marcel Juviniano Barros, Eduardo Refinetti Guardia, Denise Pauli Pavarina, Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo, and the alternates, Messrs. Arthur Prado Silva, Moacir Nachbar Junior, Eduardo de Oliveira Rodrigues Filho, Yoshitomo Nishimitsu, Raimundo Nonato Alves Amorim, and also Mr. Clovis Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “ELECTION OF EXECUTIVE OFFICERS — The Board of Directors approved by appointment of the Chief Executive Officer, pursuant to paragraph 1 of article 26 of the Bylaws, and with the favorable opinion of the Executive Development Committee, the appointment of Mr. ALEXANDRE GOMES PEREIRA, Brazilian, married, mathematician, bearer of the Identity Card (ID) # 321.0064 (issued by Instituto Tavares Bupil), enrolled with the individual taxpayers’ Registry of the Ministry of Finance (CPF/MF) under # 014.732.957.42, with business address at Rua Almirante Guilhem, 378, Rio de Janeiro, RJ, as Executive Officer of Business Support of Vale. The Executive Officer elected who will comply with the management term from 08.01.2017 until 05.26.2019, has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Therefore the Board of Executive Officers of Vale will be constituted by Messrs. (i) Fabio Schvartsman, as Chief Executive Officer — CEO; (ii) ) Alexandre Gomes Pereira, as Executive Officer of Business Support; (iii) Clovis Torres Junior, as Executive Officer and General Counsel; (iv) Gerd Peter Poppinga, as Executive Officer Ferrous Minerals and Coal; (v) Jennifer Anne Maki, as Executive Officer Base Metals; (vi) Luciano Siani Pires, as Chief Financial Officer and Investors Relations; and (vii) Luiz Eduardo Fróes do Amaral Osorio, as Executive Officer Sustainability and Institutional Relations.”

Rio de Janeiro, 26th July, 2017.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations
Date: July 27, 2017